SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of October 2018

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

October 18th, 2018

Securities and Exchange Commission - SEC

Re.: MATERIAL EVENT

Dear Sirs:

Credicorp Ltd. notifies you, as a Material Event, that the Board of Directors of its investment banking subsidiary, Credicorp Capital Ltd., in its session held on October 18th, 2018 accepted the resignation of Mr. Christian Laub, Credicorp Capital’s Chief Executive Officer, and appointed Mr. Eduardo Montero, Head of Wealth Management at that subsidiary, as new Chief Executive Officer. As a result, Mr. Montero will also hold the position as Head of Investment Banking & Wealth Management, one of Credicorp’s Lines of Business.

Mr. Eduardo Montero has worked at Credicorp since 1994. His extensive experience in the organization includes expertise in different areas such as Corporate Finance, Business Solutions, Retail and Consumer Banking at Banco de Credito del Peru (BCP). He also held the position as CEO at Atlantic Security Bank, BCP in Miami and Credicorp Securities. Mr. Montero holds a Bachelor’s degree in Economics from Lehigh University (USA), and an MBA from the Wharton Graduate School of Finance (USA).

The aforementioned resolution will be effective as from January 1st, 2019.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Miriam Böttger

Authorized Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 18th, 2018

CREDICORP LTD. (Registrant)

By:	/s/ Miriam Böttger
Miriam Böttger
Authorized Representative